

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 26, 2022

Zhifan Zhou
Chairman and Chief Executive Officer
Hainan Manaslu Acquisition Corp.
B3406, 34F, West Tower, Block B
Guorui Building, 11 Guoxing Avenue
Haikou, Hainan Province, People's Republic of China 570203

> **Re: Hainan Manaslu Acquisition Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed May 6, 2022**
> **File No. 333-261340**

Dear Mr. Zhou:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our March 31, 2022 letter.

Amendment No. 3 to Registration Statement on Form S-1

Description of Securities
Enforcement of Civil Liabilities, page 159

1. We note your response to comment 6. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. In addition to discussing the limitations on investors' ability to effect service of process and enforce civil liabilities in China as well as the lack of reciprocity and treaties, please also address the associated costs and time constraints both here and in the related risk factor on page 75.

      You may contact Melanie Singh at 202-551-4074 or Maryse Mills-Apenteng at 202-551-3457 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Richard Anslow